SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission that it hereby adopts the Notification of Registration of Templeton Capital Accumualtor Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended and in connection with such Notification of Registration submits the following information:

NAME: Templeton Capital Accumulator Fund


ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

         500 East Broward Boulevard
         Fort Lauderdale, Florida 33394

TELEPHONE NUMBER (INCLUDING AREA CODE): (954) 527-7500


NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

         Murray L. Simpson
         One Franklin Parkway
         San Mateo, California 94403-1906

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]     No [ ]


Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of San Mateo and the State of California on the 13th day of June 2002.

TEMPLETON CAPITAL ACCUMULATOR FUND


BY:/s/DAVID P. GOSS
   -------------------------
   David P. Goss
   Vice President


ATTEST:

/s/ROBERT C. ROSSELOT
-------------------------
Robert C. Rosselot
Assistant Secretary